EXHIBIT 4.11

1	Dated: 03 November 2025

2	Halland Marine SA of Calle Aquilino de la Guardia No.8, Panama, Republic of Panama, hereinafter called the “Sellers”, have agreed to sell, and

3	3 Avatar Marine Inc. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro 96960, Marshall Islands , hereinafter called the “Buyers”, have agreed to buy:

4	Name of vessel: HELLAS AVATAR

5	IMO Number: 9722613

6	Classification Society: Lloyd's Register

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Class Notation: +100A1 Double Hull Oil and Chemical Tanker, Ship Type 2 and Ship Type 3, CSR, ESP, ShipRight (CM, ACS (B)) *IWS, LI, SPM4, ECO (BWT, EEDI, P, VECS) ETA, ShipRight(BWMP(T, S), IHM-EU+, MPMS. MCM, SCM, SERS)

8	Year of Build: 2015

9	Builder/Yard: Hyundai Mipo Dockyard Co Ltd

10	Flag: Malta

11	Place of Registration: Valletta

12	GT/NT: 29410 / 13854

13	hereinafter called the “Vessel”, on the following terms and conditions:

14	Definitions

15	"Addendum No.1" shall have the meaning given to it in Clause 8.

17	"Agreement" means this Memorandum of Agreement, as may be varied or amended or supplemented from time to time by any subsequent agreement(s).

19

“Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) London (United Kingdom) and Athens (Greece).

20	“Buyers’ Nominated Flag State” means Maltese Flag.

21	“Class" means the class notation referred to above.

22	“Classification Society" means the Society referred to above.

25	"Extras" has the meaning given to it in Clause 3.

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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26	"Funds" shall have the meaning give to it in Clause 3.

27	“In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter~~,~~ or e‑mail.

28	“Parties” means the Sellers and the Buyers, and singly each a "Party".

29	“Purchase Price” means the price for the Vessel as stated in Clause 1 (Purchase Price).

30	“Sellers’ Account” means Beneficiary: LATSCO SHIPPING LIMITED IBAN: SWIFT: at the Sellers’ Bank.

31

“Sellers’ Bank” means PIRAEUS BANK SA of 137 Filonos str & Filellinon, Piraeus 185 36 Greece branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the Purchase Priceand the Extras.

The Sellers 'Halland Marine SA' require Buyers to pay the entire sale proceeds as per this Agreement to LATSCO SHIPPING LIMITED of Claredon House, 2 Church Street, Hamilton HM11, Bermuda, as part of their financing arrangements. Such payment will fully satisfy the Buyers' obligations under this Agreement. The bank account details to which the entire sale proceeds to be paid are as below: Beneficiary: LATSCO SHIPPING LIMITED

IBAN:

SWIFT:

BANK: PIRAEUS BANK SA

BRANCH ADDRESS: 137 Filonos str & Filellinon str, Piraeus 185 36, Greece

32	1.	Purchase Price

33	The Purchase Price is USD 31,833,500 (United States Dollars Thirty One Million Eight Hundred Thirty Three Thousand Five Hundred Only).

40	3.	Payment

41	On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

43

the Purchase Price (i.e. 100 per cent (100%) of the Purchase Price) and all other sums payable on delivery by the Buyers to the Sellers under this Agreement (including but not limited to the amount of remaining bunkers and lubricants, collectively, the "Extras" and together with the Purchase Price,the"Funds") shall be paid, in full free of bank charges to the Sellers’ Account.

44	4.	Inspection

45	(a)*

The Buyers have inspected and accepted the Vessel's classification records. The Buyers have reviewed the IDWAL report dated 26 September 2025, based on the inspection carried out by IDWAL on 20 September 2025,and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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54	5.	Time and place of delivery and notices

55	(a)

The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at/in FULL ATLANTIC, WEST OF SUEZ, including MED, the sea of Marmaras and Black Sea in the Sellers' option.

56		Notice of Readiness shall not be tendered before: 10 November 2025

57		Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): 10 December 2025

58	(b)

The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with ten (10), seven (7), five (5) and three (3) days’ notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.

59		When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

60	(c)

If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in Clause 5(a).

61

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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63	(d)	Should the Vessel become an actual, constructive or compromised total loss before delivery this Agreement shall be null and void.

64	6.	Divers Inspection / Drydocking

65		The Sellers shall provide Buyers with a letter confirming that the Vessel has not touched bottom since her last drydocking.

77	7.	Spares, bunkers and other items

78

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection by IDWAL on 20 September 2025 used or unused, whether on board or not shall become the Buyers' property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

Also included in the sale, without extra payment, are all computers including loadicator computer.

All plans, drawings, makers instruction books, tech booklets as available on board, drydock reports, thickness reports, and engine control/alarm system print outs are also included in the sale, without extra payment, and will remain on board the Vessel. Sellers Managers SMS documentation (electronic and/or hard copy) and software will remain onboard.

79

Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers’ and crew's personal belongings including the slop chest are excluded from the sale without compensation, Following items, which are on hire or owned by third parties listed as follows, to remain onboard: SAILOR VSAT

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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100GX & Navarino Infinity smartbox soft nsd (under agreement), life rafts SURVITEC (under agreement), Wilhelmsen (Unitor) Oxygen-Acetylene cylinders (under agreement) for Oxygen-Acetylene-Nitrogen etc, NAVTOR equipment, OCEAN training computer, monitor and associated equipment.

80

Items on board at the time of inspection by IDWAL on 20 September 2025 which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense. The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in designated storage tanks and unopened drums and pay

82		for the quantities taken over the following prices:

For IFO and MDO at the published Platts Oilgram price issued at the port closest to delivery (3) Banking Days prior to the expected date of delivery, and for unused lube oils and greases that have not passed through the Vessel's system and are in designated storage tanks and sealed drums, at Sellers' last purchase prices evidenced by vouchers.

For estimated Funds’ amount remittance purposes only (the Remitted Funds”), Sellers to advise expected quantities of bunkers and luboils on delivery together with the three (3) days’ approximate notice.

The quantities of remaining bunkers and unused lubricating oils in designated storage tanks and unopened drums remaining on board on the date of the Vessel’s delivery shall be determined and agreed by a survey/measurement conducted, on behalf of the Parties, by an independent third party surveyor appointed by the Parties with his cost to be shared equally between them.

If such joint survey takes place before the date of the Vessel’s delivery the surveyor will calculate such remaining quantities after deducting any quantities required to be consumed from the day of the joint survey until delivery and, for such remaining quantities, Buyers shall pay Sellers, on the date of the Vessel’s delivery, by way of release of any relevant amount from the Remitted Funds.

If such joint survey takes place after the date of the Vessel’s delivery then, Buyers shall pay Sellers ,on the date of the Vessel’s delivery, any relevant part of the Remitted Funds; on the date of the joint survey the  surveyor will calculate the quantities consumed until the date of such joint survey and, promptly thereafter, any necessary adjustments in payment of any actual remaining quantities on delivery shall be settled between the Parties.

83		Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

84

"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

85		*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.

86	8.	Documentation

87		The place of closing:

88	(a)

In exchange for payment of the Purchase Price and the Extras the Sellers shall provide the Buyers with the delivery documents, which are to be mutually agreed between the Buyers and the Sellers as promptly as possible and to form part of a first addendum to this Agreement ("Addendum No. 1"). The Addendum No. 1 will also list the delivery documents which the Buyers shall deliver to the Sellers on the day of the Vessel's delivery.

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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104	(c)

If any of the documents listed in the Addendum No. 1 above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

105	(d)

The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in the Addendum No. 1 for review and comment by the other Party not later than five (5) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.

106	(e)	Concurrent with the exchange of documents in the Addendum No. 1, the Sellers shall also hand to the Buyers the classification certificate(s)

108	(g)	The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

109	9.	Encumbrances

110

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions.

		The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

111	10.	Taxes, fees and expenses

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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112

Any taxes, fees and expenses in connection with the purchase and registration in the Buyers' Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account. All port dues, fees and all expenses relating to the Vessel's stay at the relevant port until the delivery of the Vessel to the Buyers shall be for the account of the Sellers and directly settled by them.

113	11.	Condition on delivery

114

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over substantially in the same condition as at the time of inspection by IDWAL on 20 September 2025, fair wear and tear excepted.

115

However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection by IDWAL on 20 September 2025, valid and unextended without condition/recommendation* by the Classification Society or the relevant authorities at the time of delivery.

		All CSM items to be up to date and unextended until the month of delivery.

Last three voyages with clean petroleum products undarker than 2.5 NPA, unleaded and excluding DPP, lubes, solvents, casingheads, molasses, pentanes, pentanes plus, pygas, but for the avoidance of doubt, including chemical, IMO cargoes, caustic, and always excluding veg oils.

116

"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

117		*Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

118	12.	Name/markings (NOT APPLICABLE)

120	13.	Buyers' default

122		Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement,

123	14.	Sellers' default

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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124

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel.

129	16.	Law and Arbitration

130	(a)*

This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London by three (3) arbitrators in accordance with the current Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

131		The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

132

The reference shall be to three arbitrators, one to be appointed by each of the Parties hereto and the third appointed by the two so chosen. If they fail to agree on the third arbitrator, same to be appointed by London Maritime Arbitrators Association (LMAA). A Party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other Party requiring the other Party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other Party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the Party referring a dispute to arbitration may, without the requirement of any further prior notice to the other Party, appoint its arbitrator as sole arbitrator and shall advise the other Party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

133

In cases where neither the claim nor any counterclaim exceeds the sum of One Hundred Thousand United States Dollars (US$100,000) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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138	17.	Notices

139		All notices to be provided under this Agreement shall be in writing.

140		Contact details for recipients of notices are as follows:

141		For the Buyers: c/o Eurochart SA, 4 Mesogeiou Thalassis str & Evropis str Athens 15124 Greece PIC: Nikitas Georgoudis Tel: Email:

142		For the Sellers: c/o Latsco Marine Management Inc. 4 Xenias Street Kifissia 14562 Athens, Greece PIC: Antonis Georgantzis Direct: Email:

143	18.	Entire Agreement

144

The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

145

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

146

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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19. Confidentiality

The Parties shall keep the details of the negotiations and correspondence before, around and in connection with this Agreement, its conclusion and execution entirely confidential except for disclosure to any institutions such as courts, authorities, banks, financiers, or creditors to comply with legal requirements as well as disclosure to professionals who are bound by their rules of conduct to keep the details secret (e.g. lawyers, tax advisors, chartered accountants, bank officers) and to the US SEC and/or in compliance to the disclosure obligation of the Buyers’ shareholders, Euroholdings Ltd., which is a US Nasdaq stock listed entity. If any details become public in the market, neither the Sellers nor the Buyers have the right to withdraw from the sale and purchase of the Vessel or fail to fulfil obligations under and in connection with this Agreement.

20. Sanctions

a) "Sanctions" means the economic, financial and trade embargoes, freezing provisions, prohibitions and sanctions laws, regulatory and/or restrictive measures administered, enacted or enforced by the United States of America (including so-called secondary sanctions), the European Union, the United Nations, the United Kingdom irrespective or applicability, or any jurisdiction in which a Party is incorporated or has a place of business, or in which the Vessel is situated or operated (together the "Sanctions Authorities").

"Sanctioned Person" means a person that is:

1. designated by a Sanctions Authority or otherwise a target of Sanctions; and/or

2. directly or indirectly owned or controlled by, or (to the knowledge of the relevant Party) acting on behalf, or at the direction, of any person listed on any of the lists of any Sanctions Authority.

b) Each Party represents and warrants for themselves, their affiliates, any entity or body that directly or indirectly owns or controls them, including but not limited to its beneficial owner(s), and any director, officer, agent, employee or other person acting on behalf of that Party in relation to the Sellers, in respect of the Vessel that:

1. it is not a Sanctioned Person; and

2. it is not owned or controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Sanctioned Person and none of such persons owns or controls a Sanctioned Person; and

3. performance of this Agreement will not expose either Party to a risk of Sanctions.

Sellers hereby confirm that they have complied and Buyers hereby undertake that they will comply with Russian sanctions relevant to oil trades. The representations and warranties made under this sub-clause (b)are deemed repeated on each day from and including the date of this Agreement to and including the date of delivery of the Vessel.

c) If:

1. a Party is in breach of the warranty at sub-clause (b) above; and/or

2. proceeding with the transaction (or any part thereof) contemplated by this Agreement may, in the other Party's (the "Innocent Party") reasonable opinion, place the Innocent Party in breach of Sanctions, the Innocent Party is entitled immediately to terminate this Agreement and undertake any additional steps to ensure compliance with Sanctions or the directions of any Sanctions Authority.

d) Notwithstanding anything in this Clause 20 to the contrary, the Parties shall not be required to do anything that constitutes a violation of the laws and regulations of any applicable law, including Sanctions laws and regulations, imposed by a Sanctions Authority.

e) Notwithstanding the contents of this Clause 20 the Parties acknowledge that the buyers are a fully owned subsidiary of Euroholdings Ltd which is a public company listed at the US Nasdaq, and thus Buyers’ representations are made to the best of their knowledge and belief.

21. Counterparts

This Agreement may be executed in any number of identical counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement. A signed copy received by email or in PDF format shall be deemed to be an original, Parties will exchange original signed MOAs during the closing meeting.

22. Third Party Rights

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to it.

23. EU ETS/Fuel EU

Sellers to provide before delivery of the Vessel:

Statements of Compliance (SoC) for IMO DCS - from 2019 until 31/12 of the last year before delivery.

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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Documents of Compliance (DoC) for EU MRV - from 2018 until 31/12 of the last year before delivery, With regard to the compliance of requirements under Regulation (EU) 2023/2599 of the European Commission of 22 November 2023 and the Directive 2003/87/EC of the European Parliament and of the Council of 13 October 2003 (the “EU ETS Regulations”), and the requirements under Regulation (EU) 2023/957 of the European Parliament and of the Council of 10 May 2023 and Regulation (EU) 2023/1805 of the European Parliament and of the Council of 13 September 2023 (the “FuelEU Maritime Regulation”), the Sellers and the Buyers agree that:

1) EU ETS Clause: Notwithstanding any other provision in this Agreement, the Parties hereby agree as follows:

a. Definitions

“Emission Allowances” or “European Union Allowances – EUA” means an allowance, credit, quota, permit or equivalent representing a right of a vessel to emit a specified quantity of greenhouse gas emissions recognized by the Emission Scheme (as defined below).

“Emission Scheme” means a greenhouse gas emissions trading scheme which for the purposes of this Clause 23 shall include the European Union Emissions Trading System and any other similar systems imposed by applicable lawful authorities that regulate the issuance, allocation, trading or surrendering of Emission Allowances.

Sellers hereby absolutely, irrevocably and unconditionally agree, confirm, undertake and warrant any and all obligations in respect of the Vessel under any applicable Emission Scheme have been timely and fully complied with as at the time of delivery, and undertake to be fully responsible for all ETS obligations before delivery. Not more than five (5) Banking Days after delivery, the Sellers will provide Buyers and/or manager of the Vessel appointed by the Buyers, with raw data used for MRV and IMO DCS, verification report and statement of compliance for the year of vessel’s delivery, up to the date of delivery, and provide Buyers with the Verified report for the year of delivery up to the date of delivery as soon as possible however latest within 30 days after delivery.

Should the Buyers be held responsible under the EU ETS for any in-scope emissions emitted prior to Delivery, the Sellers hereby undertake to transfer the verified number of Emission Allowances to the Nominated Emission Account nominated by the Buyers.

2) FuelEU Clause：

Notwithstanding any other provision under this Agreement, the Sellers and the Buyers hereby agree as follows:

"Compliance Balance" means the measure of the Vessel's over- or under-compliance with regard to the limits of the yearly average GHG Intensity of the energy used on board by the Vessel during Voyages within the scope of FuelEU Maritime, which is calculated in accordance with Part A of Annex IV of FuelEU Maritime.

"Compliance Balance Statement" means the information and calculations for a Reporting Period, and including (without limitation) the Compliance Balance, as calculated and recorded by the Verifier as set out at Article 16(4) and Article 26 of Implementing Regulation 2024/2027.

“FuelEU Database” means any electronic database for the monitoring and recording of compliance with FuelEU Maritime established by the European Commission.

"FuelEU Document of Compliance" means the document issued by a Verifier or, where applicable, the competent authority of the administering State, confirming that the Vessel has complied with FuelEU Maritime for the applicable Reporting Period.

"FuelEU Maritime" means Regulation (EU) 2023/1805 of the European Parliament and of the Council, governing the use of renewable and low-carbon fuels in maritime transport, and amending Directive 2009/16/EC as amended from time to time, including all implementing acts and delegated acts and regulations.

"FuelEU Monitoring Plan" means the Vessel's monitoring plan in accordance with FuelEU Maritime.

“FuelEU Penalty” means the penalty in respect of a Reporting Period calculated in accordance with FuelEU Maritime taking into account, where applicable under this Clause 23, any multiplier as set out in Article 23(2).

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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"FuelEU Report" means a report as referred to in Article 15(3) submitted in respect of the Vessel and recorded in the FuelEU Database.

"FuelEU Verification Report" means a verification report as referred to in Article 16 in respect of either a FuelEU Report or Partial FuelEU Report which has been issued by the Verifier and recorded in the FuelEU Database.

“GHG Intensity” means the amount of GHG emissions per megajoule (MJ) of the fuels and energy, expressed in grams of CO2 equivalent units (gCO2eq/MJ), used on board the Vessel under the scope of FuelEU Maritime, calculated in accordance with the methodology set out in Annex I of FuelEU Maritime.

“Partial FuelEU Report” means a report for a Partial Reporting Period as referred to in Article 15(4) submitted in respect of the Vessel and recorded in the FuelEU Database.

“Partial Reporting Period” means a part of a Reporting Period where there is a change in the company (as defined in FuelEU Maritime) during the same calendar year.

"Pool Verifier" means the legal entity carrying out verification activities and accredited in accordance with FuelEU Maritime which has been selected to verify the allocation of the total pool compliance balances in a pool including the Vessel, and which might not be the Verifier.

"Reporting Period" means a period from 1 January to 31 December of the year during which information referred to in FuelEU Maritime is monitored and recorded.

“Verification Period” means the calendar year following a Reporting Period.

"Verified Compliance Balance" means the Compliance Balance verified by the Verifier (and the Pool Verifier, as applicable) and recorded in the FuelEU Database in respect of a Reporting Period after accounting for the application (as applicable) of the banking of the Vessel's compliance surplus or borrowing of an advance compliance surplus between Reporting Periods under Article 20 or the pooling of the Compliance Balance under Article 21.

“Verifier” means the legal entity carrying out verification activities and accredited in accordance with FuelEU Maritime which has been mutually agreed between the Owners and the Managers to verify the relevant information and data of the Vessel relevant to the FuelEU Database and produce the FuelEU Verification Reports, Compliance Balance Statement and the Verified Compliance Balance(other than in respect of pooling).

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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“Voyage” means a voyage as defined in Article 3, point (c), of Regulation (EU) 2015/757.

Unless specified otherwise, references to Articles and Annexes in this Clause are to those provided for in FuelEU Maritime:

(a) the Sellers shall, by no later than 10 days after Vessel's date of delivery, provide the Buyers with estimates of the underlying information and data to be contained in the Partial FuelEU Report together with any relevant information recorded on the FuelEU Database. Thereafter, the Sellers shall provide to the Buyers a copy of the Partial FuelEU Report (no later than one month after delivery) and the corresponding FuelEU Verification Report together with any supporting information, verification assessment(s), data and documentation latest seven (7) days after receipt from the Verifier.

(b) Where, in respect of the Verified Compliance Balance, it is determined under FuelEU Maritime that:

i. a FuelEU Penalty is payable for the period from 01/01 of the year of delivery, up until the day of Vessel’s delivery, the Buyers shall notify the Sellers of such FuelEU Penalty and the Sellers shall transfer a sum equivalent to the FuelEU Penalty (strictly corresponding to the period from 01/01 of the year of delivery, up until the day of Vessel’s delivery) to the Buyers by no later than 15 days before the FuelEU Penalty falls due. Subject to the timely receipt of such funds, the Buyers (or the manager of the Vessel appointed by the Buyers) shall pay the FuelEU Penalty promptly thereafter and provide the Sellers with a copy of the FuelEU Document of Compliance as soon as reasonably practicable; or

ii. no FuelEU Penalty is payable, the Buyers shall provide the Sellers with a copy of the FuelEU Document of Compliance as soon as reasonably practicable.

(c) the Sellers shall remain responsible for complying with its obligations under this Clause for the period from 01/01 of the year of delivery, up until the day of Vessel’s delivery.

(d) It is expressly agreed that the rights and obligations of the Parties set out in this Clause 23 shall survive the expiration or termination of the Agreement unless or until the Parties have fulfilled or satisfied their respective obligations under FuelEU Maritime.

For and on behalf of the Sellers	For and on behalf of the Buyers
/s/ George Margaronis	/s/ Aristeides J. Pittas
Name: George Margaronis	Name: Aristeides J. Pittas
Title: Authorised Signatory	Title: attorney-in-fact

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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THIS IS INTENDED TO BE A BLANK PAGE

Copyright © 2012 Norwegian Shipbrokers’ Association. All rights reserved. Published by BIMCO. No part of this BIMCO SmartCon document may be copies, reproduced or distributed in any form without the prior written permission of the Norwegian Shipbrokers’ Association. Explanatory notes are available from BIMCO at www.bimco.org. Adopbed by BIMCO in 1956, revised 1966, 1983, 1986/87, 1993 and 2012.

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ADDENDUM NO.1 dated 3 November 2025 to a Memorandum of Agreement dated 3 November 2025 (the "ΜΟΑ")

between

Halland Marine SA of Calle Aquillino Panama, Republic of Panama (the "Sellers")

and

Avatar Marine Inc. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, ΜΗ 96960 (the "Buyers")

for the sale of

M/T "Hellas Avatar'' (III No. 9722613) (the "Vessel")

It is hereby agreed that:

All terms and conditions unless otherwise defined herein shall have the same meaning given to them in the MOA.

A.	In exchange for payment of the Purchase Price, the Sellers shall provide the Buyers with the following delivery documents (all in English and originals unless otherwise stated):

(1)

Two (2) Bills of Sale for the Vessel on British form 10Α transferring the full title of the Vessel from the Sellers to the Buyers and warranting that the Vessel is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever duly notarially attested and legalised by the Panamanian Consulate in Athens, Greece;

(2)	Evidence that the sale of the Vessel to Buyers has been duly authorised by Sellers, namely:

(a)

Minutes of a Meeting of the Board of Directors resolving to sell the Vessel to Buyers pursuant to the terms and conditions of the ΜΙΑ, duly notarially attested and legalised by the Panamanian Consulate in Athens, Greece;

(b)

a Power of Attorney of Sellers authorising their appointed representatives to execute all necessary documents and take all necessary action in order to sell the Vessel to Buyers, duly notarially attested and legalised by the Panamanian Consulate in Athens, Greece; and

(c)

a Certificate of Good standing issued by the Panamanian Companies' Registrar confirming the names of the incumbent Directors of the Sellers dated no later than ten (10) Banking Days prior to the date of delivery of the Vessel.

(3)

Copy of Transcript of Register or Certificate of Ownership and Encumbrances issued by the competent Maltese authorities of the Vessel's flag dated not more than one (1) Banking Day prior to the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free of mortgages;

(4)

One (1) electronic copy of Class Maintenance Certificate issued by the Vessel's Classification Society, dated not more than three (3) Banking Days prior to delivery of the Vessel, confirming that the Vessel is in class free of conditions of class and as per standard wording of the relevant Classification Society;

(5)	One (1) Commercial Invoice for the Vessel duly signed by the Sellers and marked as paid in full;

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(6)	One (1) Commercial Invoice for bunkers remaining on board at the time of delivery duly signed by the Sellers and marked as paid in full with supporting vouchers;

(7)	Oe (1) Commercial Invoice for lubricating, hydraulic oils and greases remaining on board at the time of delivery duly signed by the Sellers and marked as paid in full with supporting vouchers;

(8)	Copies of the Articles and Memorandum of Association (or similar) of the Sellers and any amendment thereto certified as true and complete by the Sellers' lawyer; and

(9)	Colour copies of the Sellers' attorneys-in-fact passports, and, in particular, of the attorneys-in-fact executing on behalf of the Sellers the bill of sale, and protocol of delivery and acceptance.

The Sellers shall provide the Buyers any additional documents, permissions as may reasonably be required by the competent authorities for the purpose of registering the Vessel provided the Buyers notify the Sellers of any such documents as soon as possible after the date hereof.

B.	At the time of delivery the Buyers shall provide the Sellers with the following delivery documents (all in English and originals unless otherwise stated):

(1)

Board of Directors' Resolutions executed by the Directors and duly notarially attested and legalised by apostille approving the purchase of the Vessel from the Sellers in accordance with the terms of the MIA and authorizing officers and/or directors and/or attorneys(s)-in-fact to execute the ΜΟΑ and any addenda thereto, the Protocol of Delivery and Acceptance and any other documents required for the purchase of the Vessel;

(2)

Power of Attorney duly executed by an authorized Director and duly notarially attested and legalised by apostille, authorising its appointed representatives to execute all necessary documents in order to purchase the Vessel from Sellers and take all necessary action;

(3)	Copies of the Articles of Incorporation of the Buyers and any amendment thereto certified as true and complete by the Buyers' lawyer;

(4)	Certificate of Good Standing of the Buyers issued by the relevant competent authorities dated no later than five (5) Banking Days prior to the date of delivery of the Vessel; and

(5)	Colour copies of the Buyers' attorneys-in-fact passports, and, in particular, of the attorneys-in-fact executing on behalf of the Buyers the protocol of delivery and acceptance.

Save as amended and/or supplemented by the terms of this Addendum No.1 all other terms and conditions of the ΜΟΑ shall remain in full force and effect.

For and on behalf of Sellers Halland Marine SA	For and on behalf of Buyers Avatar Marine Inc.
/s/ George Margaronis	/s/ Aristeides J. Pittas
Name: George Margaronis Title: Authorized Signatory	Name: Aristeides J. Pittas Title: attorney-in-fact

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